February 26, 2020

Kofi A. Bruce
Chief Financial Officer
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426

       Re: General Mills, Inc.
           Form 10-K for the Fiscal Year Ended May 26, 2019
           Filed June 28, 2019
           File No. 001-01185

Dear Mr. Bruce:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 26, 2019

Non-GAAP Measures
Adjusted Diluted EPS and Related Constant-currency Growth Rate, page 40

1. We note your footnote references to notes in the financial statements for adjustments (a)
      through (d). As the footnotes only provide general information concerning acquisitions and taxes, etc. but not actual detail for the specific amounts of the adjustments in your non-GAAP measures, please revise to provide more robust information on the nature of the adjustments and how such adjustments were determined. All non-GAAP measures with footnotes referencing the financial statement footnotes should be similarly revised.
Net Debt-to-Adjusted Earnings before Net Interest, Income Taxes, Depreciation and
Amortization (EBITDA) Ratio, page 46

2. We note that your reconciliation of EBITDA contains adjustments for net earnings attributable to redeemable and noncontrolling interests and after-tax earnings from joint
 Kofi A. Bruce
General Mills, Inc.
February 26, 2020
Page 2
         ventures. Please note that EBITDA, by definition, should only reflect adjustments for interest, taxes, depreciation and amortization. In this regard, please revise to remove these other adjustments from your calculation of EBITDA or alternatively, you may include such adjustments in your calculation of Adjusted EBITDA. Please refer to Question
         103.01 of our Compliance and Disclosure Interpretations for Non-GAAP Measures dated
         April 4, 2018.
Financial Statements
Note 2. Summary of Significant Accounting Policies
Inventories, page 58

3. We note your disclosure that your inventories in the United States other than grain are carried at the lower of cost, using the last-in, first-out (LIFO) method or market value.
         Please tell us how this is consistent with ASC 330-10-35-1B, which indicates that inventories should be valued at the lower of cost or net realizable value.
Revenue Recognition, page 60

4. We note from page 5 of your Form 10-K that you have multiple licensing arrangements.
         To the extent material, please tell us, and revise to disclose your revenue recognition policies with regards to licensing and royalties. Refer to the licensing literature in ASC
         606 beginning at 606-10-55-54 and advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379
with any questions.



FirstName LastNameKofi A. Bruce                                 Sincerely,
Comapany NameGeneral Mills, Inc.
                                                                Division of
Corporation Finance
February 26, 2020 Page 2                                        Office of
Manufacturing
FirstName LastName